

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 16, 2012

<u>Via E-mail</u>

Allan Hogg
Vice President and Chief Financial Officer
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Quebec
Canada J0A 1B0

> **Re: Cascades Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 333-105024**

Dear Mr. Hogg:

We refer you to our comment letter dated June 22, 2012 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
      Assistant Director
      Division of Corporation Finance